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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seaport Global Securities LLC

OFFICIAL USE ONLY
1162710
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue, 22nd Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Markus Witthaut 212-616-7710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Laporte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 02 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Markus Witthaut, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seaport Global Securities LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CCO/FINOP

Title



Notary Public

JONATHAN R. SILVERMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 02SI6026322
Qualified In New York County
My Commission Expires August 06, 2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SEAPORT GLOBAL SECURITIES LLC

Audit of Financial Statement

December 31, 2019

Contents


LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
Seaport Global Securities LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Seaport Global Securities LLC (the Company) as of December 31, 2019, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2009.

Covington, LA
February 20, 2020

LOUISIANA • TEXAS

An Independently Owned Member, RSM US Alliance
RSM US Alliance member firms are separate and independent businesses and legal entities that are responsible for their own acts and omissions, and each is separate and independent from RSM US LLP. RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Members of RSM US Alliance have access to RSM International resources through RSM US LLP but are not member firms of RSM International.

SEAPORT GLOBAL SECURITIES LLC
Statement of Financial Condition
December 31, 2019

Assets	
Cash and Cash Equivalents	$ 1,155,432
Receivables from Clearing Organization	19,642,845
Securities Owned, at Fair Value	7,661,442
Accounts Receivable, Net	4,173,074
Prepaid Expenses	993,567
Deposit with Clearing Organization	624,563
Total Assets	$ 34,250,923
Liabilities and Member's Equity	
Liabilities	
Securities Sold, Not Yet Purchased, at Fair Value	$ 7,015,974
Accounts Payable	6,361,172
Accrued Liabilities	1,270,324
Total Liabilities	14,647,470
Member's Equity	19,603,453
Total Liabilities and Member's Equity	$ 34,250,923

The accompanying notes are an integral part of these financial statement.

Note 1. Summary of Significant Accounting Policies

Organization and Nature of Business

Seaport Global Securities LLC (Seaport) (the Company), is a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and the Commodity Futures Trading Commission (CFTC). The Company was formed under the Limited Liability Company laws of the State of Delaware on May 4, 2001 and is a wholly owned subsidiary of Seaport Global Holdings LLC (Parent).

The Company is a full service, mid-sized investment bank that offers capital markets advisory, sales, trading and research services across the credit-risk spectrum. The Company pairs extensive knowledge and relationships in energy, industrials, shipping and chemicals/refining industries, with equity and fixed income sales, trading and research. The Company also offers investment banking services including underwriting of newly-issued equity securities and mergers, acquisitions and restructuring advisory services. The existing client base consists of large institutions and funds that manage in excess of $100 million.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents for cash flow purposes as highly liquid investments purchased with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Deposit with Clearing Organization

Certain exchange and/or clearing organizations require cash and/or securities to be deposited by us to conduct day-to-day activities.

Receivables from Clearing Organization

Receivables from clearing organization represent uncollected commissions and fees due from other brokers.

Accounts Receivable

Accounts receivable are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. As of December 31, 2019 the allowance for doubtful accounts amounted to $16,527.

Note 1.Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Company follows Accounting Standards Codification 606, ("ASC" 606) Revenue from Contracts with Customers. The accounting policies are stated below.

Principal Transactions. Gains and losses from proprietary securities transactions, and the related revenues and expenses, are recorded on a trade date basis. Securities owned, held at clearing broker and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

Commissions. Securities transactions and related commission revenues and expenses are recorded and recognized on a trade date basis as securities transactions occur. In addition, certain customers have a soft dollar arrangement whereby a third party allocates a portion of their gross commissions to pay for research products and services. The Company acts as an agent in these soft dollars arrangements and the revenues are accounted for on the accrual basis of accounting and included in commissions.

Underwriting Fees. Investment banking revenues include fees from securities offerings in which the Company acts as a principal. Capital markets services include underwriting and placement agent services in both the equity and debt capital markets, including private equity placements, initial public offerings, and follow-on offerings. Underwriting and placement fees are recognized at a point in time on a trade date basis as the client obtains control and benefit of the capital markets offering at that point.

Advisory Income. Investment banking advisory fees from mergers and acquisitions engagements are recognized at a point in time when the transaction is completed. Advisory income from restructuring engagements are recognized over time using a time elapsed measure of progress as the customer receives and consumes the benefit of the services. A significant portion of our advisory services fees are considered variable as they are contingent upon a future event and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone. Costs associated with advisory engagements are expensed as incurred and recorded on a gross basis within the applicable expense category on the Statement of Operations and any expenses reimbursed by the client are recognized in Advisory Income on the Statement of Operations.

Interest and Dividend Income. The Company records net interest and dividend income on Securities Owned, held at clearing broker and Securities Sold, Not Yet Purchased, as it is received or paid.

Underwriting Costs. Costs associated with underwritings are recognized on a gross basis in Underwriting Costs on the Statement of Operations at the time the related revenue is recorded. Any expenses reimbursed by the client are recognized in Underwriting Fees on the Statement of Operations.

Note 1. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is a disregarded entity for income tax purposes. Under this election, taxable income or loss of the Company flows to the parent and is included in the tax returns of the parent.

Risks and Uncertainties

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the Company's balances and the amounts reported in the Statement of Financial Condition.

Securities not readily marketable include private equity, investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or the Company.

The Company had amounts on deposit at a bank at December 31, 2019 of $1,155,432, which exceed the $250,000 federally insured limits by $905,432. Additionally, the Company had amounts on deposit at the brokerage firms of $20,267,408, which exceed the $250,000 securities investor protection limits by $20,017,408. The Company monitors cash balances, and the quality of the three institutions that it utilizes, on an ongoing and continuous basis to manage its risk with respect to cash.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Foreign Currency Transactions

Periodically, the Company engages in foreign security transactions that may result in transaction gains and losses. These transactions occur in the normal course of business and are recorded with each transaction. The resulting gains or losses do not have a significant effect on the Statement of Operations.

Note 1. Summary of Significant Accounting Policies (Continued)

Future Application of Accounting Standards

Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820). The amendment modifies the disclosure requirements on fair value measurements based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The amendment in this update is effective for all entities for fiscal years beginning after December 15, 2019. The Company plans to adopt the standard next year and it will not have an effect on the financial statements except on disclosures.

Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, ("ASU 2016-13"). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments, including trade and other receivables, held-to-maturity debt securities and loans, and requires entities to use a new forward-looking expected loss model that will result in the earlier recognition of allowance for losses. This update is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted for a fiscal year beginning after December 15, 2018, including interim periods within that fiscal year. Entities will apply the standard's provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. We will adopt the new standard in the first quarter of 2020. We have evaluated the impact of this standard on our financial statements, including accounting policies, processes and systems. Based on the nature of the Company's customer base and historical nature of losses, we do not expect the impact to be material upon adoption.

Note 2. Receivables from Clearing Organization

As of December 31, 2019, the Company was due through its clearing organization approximately $19,642,845. The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 3. Deposits with Clearing Organization

The Company maintains a clearing agreement with BofA Securities Inc. and has deposited $500,000 in an interest bearing account as required by the agreement. Amounts held on deposit are restricted from use until the agreement is terminated. The Company maintains an Introducing Broker Agreement with Wedbush Securities Inc. and has a security deposit of $100,000 required by the agreement. The deposit does not carry interest.

Note 4. Fair Value of Financial Instruments

The Company's financial assets and liabilities are carried at fair value or are carried at amounts which approximate fair value if the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term to maturity of these instruments. Security positions resulting from proprietary trading are measured at fair value. Any unrealized gains or losses resulting from marking these instruments to fair value are included in profit or loss. Net unrealized gains and losses on securities held as of December 31, 2019 amount to a loss of approximately $23,612. The fair value of fixed-income securities owned that were purchased at a discount or premium comprises accreted interest income, changes in the fair value of securities, or both.

The Company defines fair value, under the authoritative standards which establishes a framework for measuring fair value, and a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the standards are used to measure fair value.

The three levels of the fair value hierarchy are as follows:

Level 1: Inputs are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Note 4. Fair Value of Financial Instruments (Continued)

Level 3: Inputs are unobservable and significant to the fair value measurement of the asset or liability, and in certain cases, rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The asset or liability's fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in the methods used at December 31, 2019.

- **US government securities:** Valued at the closing price reported in the active market in which the individual securities are traded.
- **Corporate bonds:** Certain corporate bonds are valued at the closing price reported in the active markets in which the bond is traded. Other corporate bonds are valued based upon yields currently available on comparable securities of issuers with similar credit ratings. Additionally certain bonds are estimated using recently executed transactions, market quotations (where observable), or bond spreads. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined by the Company. Corporate bonds are generally categorized as Level 1 in the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized as Level 3.
- **Common stock:** Certain common stock is valued at the closing price reported in the active market in which the individual securities are traded. Investments in certain restricted common stock is valued at the quoted market price of the issuer's unrestricted common stock, less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stock is valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Additionally, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methods or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 4. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

Assets	Level 1	Level 2	Level 3	Totals
US Government Securities	428,982	-	-	428,982
Corporate Bonds				
All A - Rated	64,522	-	-	64,522
All B - Rated	5,624,955	-	-	5,624,955
All C - Rated	41,165	-	-	41,165
All D - Rated	103,038	-	-	103,038
All Not Rated	523,344	-	256,009	779,353
Total Corporate Bonds	6,357,024	-	256,009	6,613,033
Common Stock				
Manufacturing	-	-	225,000	225,000
Chemical Engineering	-	-	170,100	170,100
Pharmacueticals	168,135	-	-	168,135
Oil & Gas Services Equipment	5	-	30,470	30,475
Exploration and Production	247	-	10,800	11,047
Mortgage Finance	6,918	-	-	6,918
Healthcare	-	-	4,388	4,388
Metals & Mining	3,248	-	-	3,248
Telecommunications	68	-	-	68
Banks	47	-	-	47
Forestry & Logging	1	-	-	1
Total Common Stock	178,669	-	440,758	619,427
Options	-	-	-	-
	$ 6,964,675	$ -	$ 696,767	$ 7,661,442

Liablilities	Level 1	Level 2	Level 3	Totals
US Government Securities	(840,840)	-	-	(840,840)
Corporate Bonds				
All A - Rated	(70,517)	-	-	(70,517)
All B - Rated	(5,517,481)	-	-	(5,517,481)
All C - Rated	(492,741)	-	-	(492,741)
All D - Rated	(94,395)	-	-	(94,395)
All Not Rated	-	-	-	-
Total Corporate Bonds	$ (6,175,134)	$ -	$ -	$ (6,175,134)
	$ (7,015,974)	$ -	$ -	$ (7,015,974)

Note 4. Fair Value of Financial Instruments (Continued)

There were no transfers between Level 1 and Level 2 during the year.

The table below sets forth a summary of changes in the fair value of the Company's level 3 investments for the year ended December 31, 2019.

Balance, beginning of the year	$	743,157
Purchases		661,319
Sales		(707,709)
Balance, end of the year	$	696,767

The unobservable inputs used to value the Company's level 3 investments at fair value as of December 31, 2019 are as follows:

Assets (at fair value)	Fair Value	Valuation Technique	Unobservable Input(s)	Input/Range
Corporate Bonds	$256,009			
		Cost	N/A	N/A
		Market Approach	Price	0.48
Common Stock	440,758			
		Cost	N/A	N/A
		Market Approach	Price	0.12
	$696,767			

Note 5. Related Party Transactions

Services Agreement
The Company has a continuing service agreement with it's Parent. The terms of the agreement grant the Company the right to use office space in addition to receiving the benefit of certain employment related and overhead costs incurred by the Parent.

In return, the Company pays a servicing fee which is calculated based upon percentage of aggregate revenue that the Company generates and is allocated between the Parent's employment compensation and overhead cost areas.

At December 31, 2019, the Company was obligated to its Parent in the amount of approximately $5,887,076 which is included in accounts payable.

Note 5. Related Party Transactions (Continued)

Clearing Agreement

The Company is responsible for any loss, liability, damage, cost, or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make timely payment for securities purchased or timely and good delivery of securities sold. To date no such claims have been asserted, nor have such expenses been incurred.

Revenue Transactions

Related party revenues from affiliates included in Principal Transactions total $4,002,571 for the year ended December 31, 2019. As of December 31, 2019, receivables from affiliates classified as Accounts Receivable, Net on the Statement of Financial Condition, included $338,356 from Seaport Group Europe LLC.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company reflected net capital of approximately $12,707,974, which was in excess of its required net capital of $493,372. The Company's ratio of Aggregate Indebtedness to Net Capital was .58 to 1. Additionally, the Company reported haircuts on securities and undue concentrations amounting to approximately $1,229,531.

Note 7. Commitments and Contingencies

Pending Litigation

The Company is both plaintiff and defendant in tri-party legal proceedings currently pending in the Supreme Court of the State of New York. The Company denies any wrongdoing in these breach of contract cases and is vigorously prosecuting and defending, as applicable. Management believes that the disposition of these matters, individually or in the aggregate, will not have a material adverse effect on the financial position or the results of operations of the Company.

Note 8. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the FASB ASC (ASC 740). ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Note 8. Income Taxes (Continued)

As stated in Note 1, taxable income or loss of the Company is included in the tax returns of its member. The Company's member files a U.S. federal income tax return and state income tax returns in several jurisdictions. Returns filed in these jurisdictions for tax years ended on or after December 31, 2016, are subject to examination by the relevant taxing authorities. The Company is currently under audit by New York City Department of Finance.

As of December 31, 2019, the Company had no uncertain tax positions.

Note 9. Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 20, 2020, the date these financial statements were available to be issued, and determined that no events occurred that requires disclosure.

No subsequent events occurring after this date have been evaluated for inclusion in these financial statements.